SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 17, 2003

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 5. Other Events and Regulation FD Disclosure

On December 17, 2003, Sierra Health Services, Inc., or Sierra, issued a press release announcing that under the terms of the offering memorandum of its 2 ¼% senior convertible debentures due 2023, each holder of the debentures will have the right to convert them into shares of Sierra's common stock during the first quarter of 2004.

Item 7. Financial Statements and Exhibits

Exhibits	**Description**
99.1	Press Release, dated as of December 17, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>SIERRA HEALTH SERVICES, INC.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
<tr><td>Date: December 18, 2003</td><td>/S/ PAUL H. PALMER</td></tr>
<tr><td></td><td>Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)</td></tr>
</table>